Annual Report

Cover Page

Name of issuer:

Wildeye Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: FL

Date of organization: 7/21/2020

Physical address of issuer:

774 Mays Blvd
10-666
Incline Village NV 89451

Website of issuer:

https://wildeye.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$168,360.60	$124,250.00
Cash & Cash Equivalents:	$157,728.43	$120,500.50
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$18,095.66	$30,015.32
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$2,934.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($62,201.42)	($83,999.07)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Wildeye Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>We did not file an annual report for 2020 as the business had just launched in the second half of 2020, and we did not realize it was required. We will attempt to rectify this with the SEC.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Diane Cohn	President, Chief Marketing Officer, and Treasurer	Wildeye Inc.	2020
Harold Cohn	Chief Executive Officer, Chief Technology	Wildeye Inc.	2020

Officer, and
Secretary

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Diane Cohn	President	2020
Diane Cohn	Treasurer	2020
Diane Cohn	CMO	2020
Harold Cohn	CEO	2020
Harold Cohn	Secretary	2020
Harold Cohn	CTO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Diane Cohn	1000000.0 Common	28.26
Harold Cohn	1600000.0 Common	45.22

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our Company is in an early stage of development with limited resources and we may not be able to develop our business as anticipated. Our Company was incorporated on July 21, 2020. Our Company has limited operating history and, accordingly, there is only a limited basis upon which to evaluate our Company's prospects for achieving its intended business objectives. Investors will be relying primarily on our Company's officer's and director's ability for our Company's success. Our Company has limited resources and has had no revenues to date. Moreover, we have never generated any revenue and we cannot assure you that we will derive any material revenues from operations or operate on a profitable basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. Our Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If we are not able to execute our business plan as anticipated, our Company may not be able to achieve profitability, and the securities we are offering you may experience a material reduction in value.

Our technology is not yet developed and it may never function as anticipated. The Company is developing proprietary technology for our platform that we anticipate being ready for commercialization within 3 months of the closing this offering; however, our platform and the technology underlying our platform is not yet fully developed or completed and we cannot assure you that it ever will be. Developing a technology such as ours is difficult and time-consuming and we will need to overcome many anticipated and unanticipated complications and obstacles. Although our Company has a demo platform that demonstrates basic functionality, this platform has not been fully developed to handle payments, notifications, and video calls, and we cannot assure you that that platform will ever be able to achieve those functionalities or to perform on those functionalities on a scaled-up commercial basis.

Defects in our platform and the technology powering our technological platform may adversely affect our business. Tools, code, subroutines, and processes contained within our platform may contain defects when introduced and also when updates and new versions are released. If our platform or an update to our platform contains defects or quality problems, we may become subject to adverse publicity, reduced use of our platform and loss of customers, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition, and results of operations.

We are not providing you with audited financial statements as part of this offering. As a result, the financial statements that we provide you, if any, will not have the benefit of being certified by an auditor who could provide you with a better assurance that there is no material mistake or misstatement in our financial results.

The assumptions on which we relied in establishing growth targets may not be accurate. The growth targets and other projections contained in our Investor Presentation dated September 22, 2020 are aspirational and are not intended to constitute a "financial outlook" or "future-oriented financial information" for purposes of applicable securities laws. The growth targets and other projections are based on certain assumptions that our management and our board of directors consider to be reasonable. We cannot assure you that such assumptions will prove to be accurate. Actual results for the estimate period may vary from the growth targets and other projections and those variations may be material. We cannot assure you that actual results achieved in the estimate period will be the same, in whole or in part, as those included in the growth targets and other projections.

We will need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of your securities. We will require additional capital from equity or debt financing in the future to fund our operations, market our product, take advantage of strategic opportunities including more rapid expansion of our business, or the acquisition of complementary products, technologies, or businesses and respond to competitive pressures. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our Company, and any new securities we issue could have rights, preferences, and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may divert our management's attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain our business. One of our business strategies is to acquire competing or complementary services, technologies, or businesses. We also may enter relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution, or discount pricing or investments in other companies. Our completed acquisitions and any future acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. We may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources, and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment, or business relationship would be realized or that we would not be exposed to unknown liabilities, nor can we assure you that we will be able to complete any acquisitions on favorable terms or at all.

If we are unable to attract influencers to our service and retain any influencer we sign up on a cost-effective basis, our business and results of operations will be affected adversely. To succeed, we must attract and retain influencers on a cost-effective basis, many of whom have not previously used services like ours. We will rely on a variety of methods to attract new influencers, such as digital marketing, direct outreach, and engaging influencers management agencies. Further, if we are unable to use any of our current marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing influencers are not successful, we may not be able to attract new influencers or retain influencers on a cost-effective basis and, as a result, our revenue and results of operations would be affected adversely. As of the date hereof, we have yet to retain any influencer to sign up to utilizes our services. Additionally, to succeed, influencers must attract and retain customers who will pay to connect with them. We cannot assure you that enough customers will pay to connect with influencers or that the revenue generated from such transactions would be sufficient for the Company to achieve profitability.

If we fail to develop our brands cost-effectively, our business may be adversely affected. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. The market for our services is competitive and rapidly changing, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition, and maintain our prices. Competition could result in reduced sales, reduced margins, or the failure of our services to achieve or maintain more widespread market acceptance, any of which could harm our business. We may also experience competition from large established businesses possessing large, existing customer bases, substantial financial resources, and established distribution channels. If these types of companies decide to develop, market, or resell competitive services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale, and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

We will incur significant costs complying with our obligations as a reporting issuer, which will decrease our profitability. In the future, we plan to file a registration statement to go public and become a reporting issuer with the U.S. Securities and Exchange Commission. Upon the effectiveness of such a registration statement, we expect to elect to file periodic reports with the U.S. Securities and Exchange Commission ("SEC"), including financial statements and disclosure regarding changes in our operations. In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major impact on the amount of time to be spent by our auditors and attorneys. However, we estimate that these costs will exceed $150,000 per year for the next few years. Those fees will be higher if our business volume and activity increases. Those obligations will reduce our resources to fund our operations and may prevent us from meeting our normal business obligations. Compliance costs will be charged to operations and will negatively impact our profitability. We cannot assure you, however, that we will ever file such a registration statement, or if we do file a registration statement, that the SEC will declare it to be effective.

Our financial condition and results of operations are expected to be adversely affected by the COVID-19 pandemic. In late 2019, there was an outbreak of a new strain of coronavirus, COVID-19. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, lowered equity valuations, disrupted global supply chains, and workforce participation due to "shelter-in-place" restrictions by various governments worldwide, decreased consumer confidence generally and created significant volatility and disruption of financial markets. The Company's operations and business could be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other negative conditions. There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. Further, a second wave of COVID-19 later in 2020 or beyond could cause many of the impacts to return or be exacerbated. We do not yet know the full extent COVID-19 will have on our business, our operations or the global economy as a whole.

We do not have employment contracts in place with key employees. Employee agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer. Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. Harold Cohn, our Chief Executive Officer is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of this executive officer or other key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Our anticipated growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our anticipated growth, we may not be able to successfully implement our business plan.

We are anticipating a period of rapid growth in our headcount and operations, which may place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational, and financial reporting infrastructure. Our success will depend in part on the ability of our senior management to manage this expected growth effectively. To do so, we believe we will need to continue to hire, train, and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing, and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, we will be unable to execute our business plan.

Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, our Company is required to employ accountants, technical experts, appraisers, attorneys, and other consultants and advisors. The selection of any such advisors will be made by our Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to our Company. Outside advisors may be persons who are affiliates if those affiliates are able to provide the required services.

Our officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders. Our officers and directors, in the aggregate, will beneficially own or have the right to vote more than 50% of our outstanding common shares on a fully diluted basis, assuming all the shares we are offering are sold and assuming none of the shares are purchased by any of our officers or directors. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including the election of our board of directors; removal of any of our directors, amendment of our articles of incorporation, as amended or by-laws; and adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us. As a result of their ownership and positions, our officers and directors collectively can influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Our officers and directors will also be able to set their own compensation, along with the compensation of others. The interests of our officers may differ from the interests of the other stockholders, and they may influence decisions with which the other stockholders may not agree. Such decisions may be detrimental to our business plan and/or operations and they may cause the business to fail in which case you may lose your entire investment.

We are reliant upon information technology to operate our business and maintain our competitiveness. Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement, call center operations, and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems, and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations. We face growing risks and costs related to cybersecurity threats to our data and customer, franchisee, employee, and independent sales agent data, including but not limited to: the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software, zero-day threats, or other events related to our critical information technologies and systems; the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious acts on the part of trusted insiders, social engineering, or other unlawful tactics aimed at compromising the systems and data of our officers and employees (including via systems not directly controlled by us, such as those maintained by joint venture partners and third-party service providers); the reputational and financial risks associated with a loss of data or

material data breach (including unauthorized access to our proprietary business information or personal information of our customers, employees and independent sales agents), the transmission of computer malware, or the diversion of home sale transaction closing funds. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to information technology systems via viruses, worms, and other malicious software, to phishing to advanced and targeted hacking launched by individuals or organizations. These attacks may be directed at the Company, its employees, third-party service providers, and joint venture partners. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property and that of our clients as well as personally identifiable information, sensitive financial information, and other confidential information of our employees and customers. Additionally, we increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including cloud solution providers. The secure processing, maintenance, and transmission of this information are critical to our operations, and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. A breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked. In addition, the increasing prevalence and the evolution of cyber-attacks and other efforts to breach or disrupt our systems or those of our employees, customers, third-party service providers, and joint venture partners, have and will likely lead to increased costs to us with respect to preventing, investigating, mitigating and remediating these risks. Moreover, we are required to comply with regulations both in the United States and in other countries where we do business that regulate cybersecurity, privacy, and related matters. While we, our third-party service providers, and our joint venture partners have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date has been material to the Company. Although we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, penetration testing, vulnerability assessments, and maintenance of backup and protective systems), and conduct diligence on the security measures employed by key third-party service providers, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information and financial information) and the disruption of business operations.

Our facilities and systems are vulnerable to natural disasters and other unexpected events and any of these events could result in an interruption of our ability to execute clients' email campaigns. We will depend on the efficient and uninterrupted operations of our third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures, and similar events. If any of these events results in damage to third-party data centers or systems, we may be unable to provide our clients with our service until the damage is repaired and may accordingly lose clients and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

Any significant disruption in service on our platform, website, or in our computer systems, or in our customer support services, could reduce the attractiveness of our services and result in a loss of customers. The satisfactory performance, reliability, and availability of our services are critical to our operations, level of customer service, reputation, and ability to attract new customers and retain customers. Most of our computing hardware is co-located in third-party hosting facilities. None of the companies that host our systems guarantee that our customers' access to our products will be uninterrupted, error-free, or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity, and other environmental concerns, computer viruses, or other attempts to harm our systems, criminal acts, and similar events. If our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our services, whether as a result of a third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. These factors could damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition, and results of operations.

We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers. We do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any or all these events could cause our customers to lose access to our services.

We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service, which could harm our business. We rely on computer hardware purchased and software licensed from third parties in order to offer our services. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to access our services until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our services could upset our customers and harm our business.

If we are unable to protect the confidentiality of our unpatented proprietary information, processes, and know-how and our trade secrets, the value of our services could be adversely affected. We rely upon unpatented proprietary processes and know-how and trade secrets. Although we try to protect this information in part by executing confidentiality agreements with our employees, consultants, and third parties, such agreements may offer only limited protection and may be breached. Any unauthorized disclosure or dissemination of our proprietary processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes, and know-how, or our trade secrets are disclosed, the value of our technology and services could be adversely affected, which could negatively impact our business, financial condition and results of operations.

If the security of customers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option. Our systems may store customers' credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation, and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or

to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers. If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

We may be unable to obtain effective intellectual property protection for our potential products and technology. We currently hold no patents related to our platform's technology or otherwise, and we cannot assure you we will ever be granted any such patents. Our intellectual property, or any intellectual property that we have or may acquire, license, or develop in the future, may not provide meaningful competitive advantages. Any patent or patent application we are granted or acquire, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, numerous patents held by third parties relate to our platform's technology. These patents could be used as a basis to challenge the validity or limit the scope of any patents or patent application we are granted or acquire. A successful challenge to the validity or limitation of the scope of such patents or patent applications could limit our ability to commercialize our platform and, consequently, reduce our revenues. Moreover, competitors may infringe any future patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding, a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States. We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors, and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to our competitors, or these competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products. Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing manufacturing, or selling potential products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party's patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business. If our potential products infringe on the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against our current or potential customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products.

We do not currently have any general liability insurance to protect us in case of customer or other claims. We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

We have broad discretion to use the net proceeds from this Offering, which we may not use effectively. Our Company has broad discretion to allocate a substantial portion of the proceeds of this offering, in both dollar and percentage terms, on a net- proceeds basis. Accordingly, you will need to rely upon the judgment of our management with respect to the use of proceeds, potentially with only limited information concerning our specific intentions. If we do not use the net proceeds effectively, our business, financial condition, results of operations, and prospects could be harmed, and the value of your investment could decline. To the extent that less than all the shares are not sold in the Maximum Offering, our Company may have to delay or modify its immediate business plans. We cannot assure you that any delay or modification of such business plans would not adversely affect our Company's development.

We have a low Target Amount and we cannot guarantee whether additional funds will be raised. The initial purchasers of our shares of common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our Company. The Target Amount of shares that must be sold for our company to initially accept subscriptions is $50,000 of common stock. Once we raise the $50,000 Target Amount, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the Maximum Amount of the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future. Our officers, other employees, and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the Target Amount.

Our shares of common stock do not have anti-dilution rights. Our shares of common stock do not have anti-dilution rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you have in the Company. Furthermore, if future issuances of common shares are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

Because we can issue additional shares of common stock, our stockholders may experience dilution in the future. Our Company's articles of incorporation authorize the issuance of 200,000,000 shares of common stock, par value $.001 per share. Our Company may issue a substantial number of additional shares of common stock in connection with a merger, acquisition, or other business combination. To the extent that additional shares of common stock are issued, dilution to the interests of our Company's stockholders will occur. Additionally, if a substantial number of shares of common stock are issued in connection with a merger, acquisition, or other business combination, a change in control of our Company could occur which may impact, among other things, the utilization of

net operating losses, if any. Furthermore, the issuance of a substantial number of shares of common stock may cause dilution and adversely affect prevailing market prices, if any, for the common stock, and could impair our Company's ability to raise additional capital through the sale of its equity securities.

Our articles of incorporation provide our board of directors with the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to existing security holders and with the ability to affect adversely stockholder voting power and perpetuate their control over us. Our articles of incorporation, as amended, to allow our Company to issue 5,000,000 shares of preferred stock without any vote or further action by our common or preferred stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of the preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred stockholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer, or prevent a change of control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock and preferred stock.

If you are not a "Major Investor" you will grant a proxy to vote your underlying securities to the Lead Investor, and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. If you are not a Major Investor, that is, an investor who has purchased at least $25,000 of our shares in this offering, the Portal will require you to enter into an agreement with XX Investments LLC, an SEC-registered transfer agent that acts as the Custodian. The Custodian holds securities on behalf of all investors in this offering (who are the "beneficial owners" of the securities). This means you do not actually possess the shares. Instead, the Custodian holds them on your behalf. The Custodian also votes these securities and signs any documents on your behalf, following the direction of the Lead Investor. The Lead Investor does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Lead Investor may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

This offering involves "rolling closings" which means that it is possible that you may not have the benefit withdrawing your investment upon the notice a "Material Change". Once we reach and close on the Target Amount we will be conducting "rolling closings" whereby if prior investments are executed and funds are transferred to the Portal, we can instruct the Portal to disburse offering funds to us at any time pursuant to a closing in compliance with applicable notification guidelines. At that point, investors who do not timely cancel their investment and whose subscription agreements have been accepted by our Company will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose funds have not been closed upon will have the right to withdraw their investment and get their money back. Investors whose subscriptions have already been closed upon, however, will already be our investors and will have no such right. Thus, investors who purchase securities prior to the Maximum Offering being subscribed to in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future

We do not intend to pay any cash dividends on our securities, so you will not be able to receive a return on your investment unless you sell your shares. We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our securities. Unless we pay dividends, our security holders will not be able to receive a return on their securities unless they sell them.

Our Company's securities, if and when available for trading, could be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Our Company's securities, if and when available for trading, could be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". The term "penny stock" generally refers to a security issued by a very small company that trades at less than $5 per share. Penny stocks generally are quoted over the counter, such as on OTC Markets. In addition, the definition of penny stock can include the securities of certain private companies with no active trading market. Penny stocks may trade infrequently, which means that it may be difficult to sell penny stock shares once you own them. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares.

No Assurance of Public Market or Exchange Act Registration. No public trading market for the shares of our common stock exists. We cannot assure you that a regular trading market will develop for the shares of common stock after this offering or that, if developed, any such market will be sustained. Trading of the common stock will likely be conducted through what is customarily known as the OTC Markets. Any market for the common stock which may result will likely be less well developed than if the common stock were traded on an exchange. An integral aspect of our Company's business plan is to (i) register as a reporting issuer under the Securities Exchange Act of 1934 (the "Exchange Act") and thereafter to comply with the reporting requirements of the Exchange Act, and (ii) develop a public trading market for its common stock by soliciting securities brokers to become market makers of our Company's shares of common stock. However, to-date our Company has neither filed a registration statement with the SEC to register its class of common stock under the Exchange Act nor solicited any securities brokers. We cannot assure you that our Company will be successful in registering its class of common stock under the Exchange Act or soliciting a market maker if it attempts to do so. If our Company cannot successfully register its common stock under the Exchange Act, investors are likely to lose their entire investment in our Company. Accordingly, an investment in our Company's common stock should be considered highly risky and illiquid.

The offering price of our securities was arbitrarily determined. The offering price of the securities we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth, or other established criteria of value. As a result, if you invest in this

offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the shares will attain market values commensurate with the offering price.

Investors Will Incur Immediate Substantial Dilution. Investors in this offering will incur immediate and substantial dilution and will bear virtually all the risks inherent in an investment in our Company. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. You should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the shares will attain market values commensurate with the offering price.

This Offering is not registered under federal or state securities laws. Since this offering is a private offering, our offering documents have not been reviewed by the SEC or by any state securities commissions. Such a review may have resulted in additional disclosure or disclosures involving a different format or substance from those set forth herein. The offer and sale of our securities pursuant to our offering documents have not been, and will not be, registered under the Securities Act, or under the securities laws of any state, since it is not necessary to register this offering under most such laws. Thus, you cannot rely upon regulatory authorities having reviewed the terms of this offering, including the nature and risk and the fairness of the terms of this offering. As a result, you do not have any of the same protections afforded by registration under applicable federal or state securities laws, and you must judge the adequacy of disclosure and fairness of the terms of this offering on their own; i.e., without the benefit of prior review by regulatory authorities. The failure of our offering to comply with applicable state and federal securities law exemptions could adversely affect our Company. Our securities are being offered to you pursuant to exemptions from registration pursuant to applicable state and federal securities laws. If this offering fails to comply with these laws, certain, if not all, investors would have the right to rescind the purchase of their securities if they so desired, unless our Company could successfully rely upon another exemption from registration provided for under applicable laws in connection with the sale of securities in this offering. If a number of investors were to successfully seek rescission, we would face financial demands that could adversely affect us as a whole and, thus, the non-rescinding investors.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. We cannot assure you that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No Guarantee of Return on Investment. We cannot assure you that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read the Form C and all Exhibits carefully and you should consult with your own attorney and business advisor prior to making any investment decision.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	5,000,000	0	No
Common Stock	200,000,000	3538522	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	2,000,000

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2020	Regulation D, Rule 506(b)	Common stock	$36,200	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a

party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Wildeye Inc.
Amount Invested	$2,000.00
Transaction type	Loan
Issue date	08/26/20
Outstanding principal plus interest	$0.00 as of 09/16/20
Interest rate	0.0% per annum
Maturity date	08/28/21
Current with payments	Yes
Relationship	Founders

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

In 2021 the company completed its BidToTalk MVP, but it was not sufficiently adopted by the market as hoped. Since then, the company made a series of pivots looking for good product-market fit, conserving cash as much as possible. It also considered acquiring a business but had too little capital to purchase something meaningful of interest.

The company pivoted again in Q1 2022 to pursue a recruiting business placing high-tech, high-salary candidates. The US staffing industry is $157 billion and growing, up 16% in 2021.

The company identified its first two founding recruiters, filed a DBA under "So Talented" and received its Nevada private employment agency license to begin operations in April 2022.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

· Wildeye Inc. incorporated in the State of Florida in July 2020.

· Completed BidToTalk MVP in 2020.

· Raised total seed funding of $292,927 by mid-2021 from private and Wefunder sources.

· Conducted five pivots in 2021 in search of product-market fit.

We anticipate

· Hiring our first founding recruiters in May 2022.

· Resuming our path towards direct public listing once we surpass $5M in gross revenue.

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

· Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $2,934 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2021, compared to % in 2020.

· Assets. As of December 31, 2021, the Company had total assets of $168,360, including $157,728 in cash. As of December 31, 2020, the Company had $124,250 in total assets, including $120,501 in cash.

- Net Loss. The Company has had net losses of $62,201 and net losses of $83,999 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- Liabilities. The Company's liabilities totaled $18,095 for the fiscal year ended December 31, 2021 and $30,016 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,000 in debt and $292,927 in equity.

The Company may raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wildeye Inc. cash in hand is $151,308.79, as of April 2022. Over the last three months, revenues have averaged $889/month, cost of goods sold has averaged $30/month, and operational expenses have averaged $2,184/month, for an average burn rate of $1,325 per month.

In Q2 2021, we issued to consultants and advisors options to purchase an aggregate of 13,500 shares of common stock with an option exercise price equal to $1.00 to expire in 2026. In early 2022, the company changed direction to launch a high-tech recruiting business.

By the end of FY 2022 we estimate generating over $1.0 million revenue and $600,000 expenses.

The company is not yet profitable due to expenses related to our YouTube production for real estate referrals pivot and ramping up our new recruiting business. We may pursue raising additional capital to accelerate scaling of operations, staff and sales. We will determine desired funding amount prior to announcing our next capital raise and consider a private vs. crowdfunding raise.

We have no other source of capital other than from Wefunder and private investors. We expect to generate revenue from recruiting efforts to support operations, organic growth and fund-raising efforts.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Harold Cohn, certify that:

(1) the financial statements of Wildeye Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Wildeye Inc. included in this Form reflects accurately the information reported on the tax return for Wildeye Inc. filed for the most recently completed fiscal year.

Harold Cohn
Chief Executive Officer, Chief Technology Officer, and Secretary

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees

owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

If you are a "Major Investor," that is, an investor who has purchased at least $25,000 of our shares in this offering, your shares will be delivered to you promptly after the closing of your subscription for the shares for your own possession of the shares and no Custodian will hold the shares on your behalf. You will vote your shares and execute all documents on your own behalf as a shareholder.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://wildeye.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Diane Cohn
Harold Cohn

Appendix E: Supporting Documents

Articles_of_Amendment_FL_09.18.2020.doc.pdf
Wildeye_Offering_Circular.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wildeye Inc.

By

Harold Cohn
_____
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Diane Cohn
_____
President
4/29/2022

Harold Cohn
_____
CEO
4/29/2022

(INVITE ANOTHER PERSON TO SIGN)

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.